Exhibit 99(a)(5)(ix)

TO:	Holders of Vested Limited Brands Stock Options

FROM:	Limited Brands Stock Option Administration

DATE:	March 22, 2004

As announced earlier today, Limited Brands is extending its recently announced modified “Dutch Auction” tender offer to repurchase $1 billion of its common stock from 12:00 Midnight Eastern Standard Time (EST) on Thursday, March 25, 2004, until 12:00 Midnight EST on Friday, March 26, 2004.  The tender offer, along with its associated proration period and withdrawal rights, will now expire at 12:00 Midnight EST on Friday, March 26, 2004, unless Limited Brands further extends the tender offer.  All terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended.

In connection with the extension of time for the tender offer, the last day that you may exercise vested options in order to tender the shares subject to such options has been extended from 3:00 p.m. EST on Friday March 19, 2004 until 3:00 p.m. EST on Tuesday, March 23, 2004.  This extension is subject to (1) exercise and tender of shares through your broker, whether Merrill Lynch or another broker; (2) compliance with your broker’s procedures, including your timely delivery of cleared funds before your broker’s specified deadline on Tuesday, March 23, 2004; and (3) your broker’s ability to tender shares by the tender offer deadline of 12:00 Midnight EST on Friday, March 26, 2004.

If you have any questions, you may contact your broker or Merrill Lynch.  Merrill Lynch can be reached at 614-225-3194 if calling from Columbus, Ohio, or toll-free at 800-216-1606 if calling from outside Columbus, Ohio.